UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 0-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Savings Plan
(formerly known as the Unitrin, Inc. 401(k) Savings Plan)

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2011 consists of the audited financial statements of the Kemper Corporation 401(k) Savings Plan (formerly known as the Unitrin, Inc. 401(k) Savings Plan) (the "Plan") for the year ended December 31, 2011 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Pages
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to the Financial Statements	4 - 11

Schedule of Assets (Held at End of Year) as of December 31, 2011	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
Kemper Corporation 401(k) Savings Plan (formerly known as the Unitrin, Inc. 401(k) Savings Plan)
Chicago, IL

We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Savings Plan (formerly known as the Unitrin, Inc. 401(k) Savings Plan) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, IL
June 20, 2012

Kemper Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010
(Dollars in Thousands)

	2011	2010
Assets:
Participant-directed Investments at Fair Value (See Notes 3 and 4)	$273,024	$279,749
Total Investments	273,024	279,749
Notes Receivable from Participants	8,802	7,819
Employer Contributions Receivable	166	167
Participant Contributions Receivable	426	393
Total Assets	282,418	288,128
Liabilities:
Payable to Participants	44	50
Total Liabilities	44	50
Net Assets Reported with Investments at Fair Value	282,374	288,078
Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts (See Note 1)	(1,817)	(1,426)
Net Assets Available for Benefits	$280,557	$286,652
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $141	$6,047
Participant Contributions	18,586
Dividends from Mutual Fund Shares	3,295
Interest from Participant Loans	377
Dividends from Common Stock	554
Other Income	117
Total Additions to Net Assets	28,976
Deductions From Net Assets Attributed to:
Net Depreciation of Investments	8,994
Benefits Provided to Participants	25,855
Investment Expenses	222
Total Deductions from Net Assets	35,071
Decrease in Net Assets Available for Benefits	(6,095)
Net Assets Available for Benefits, Beginning of the Year	286,652
Net Assets Available for Benefits, End of the Year	$280,557
The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements
Note 1 – Basis of Presentation
The financial statements of the Kemper Corporation 401(k) Savings Plan (formerly known as the Unitrin, Inc. 401(k) Savings Plan) (the “Plan”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such values could be materially different from the amounts reported in the financial statements.
Significant Accounting Policies
Participant-directed Investments, which include collective trusts, an employee stock ownership ("ESOP") fund and mutual fund shares, are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts that do not own fully benefit-responsive investment contracts as a practical expedient for determining fair value. The fair value of the ESOP fund is generally valued using quoted market prices of the underlying common stock. Participants are generally able to change investment options on a daily basis without restrictions.
The Wells Fargo Stable Return Fund G is a common collective trust that owns fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fund at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive contracts owned by the fund. The Plan uses net asset value of the shares held by the Plan as a practical expedient for determining fair value, whereas contract value represents principal plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the Wells Fargo Stable Return Fund G are generally executed on a contract value basis. The Plan believes that the occurrence of events that would cause the Wells Fargo Stable Return Fund G to transact at less than contract value is not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Loans from participants are included in Notes Receivable from Participants and are stated at unpaid principal balances.
Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. Administrative expenses of the Plan are paid by Kemper Corporation (formerly known as Unitrin, Inc.) (“Kemper” or the “Company”).
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $21 thousand and $62 thousand at December 31, 2011 and 2010, respectively.
On March 9, 2012, the Plan refunded $44 thousand of excess contributions to certain Plan participants related to the 2011 plan year.

Note 2 – Plan Description
The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Employees of the Companies generally become eligible to receive a Kemper matching contribution on the first day of the month following the employee’s first full year of employment. Kemper provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant.
Participant contributions, including rollover contributions, and earnings thereon are 100% vested. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $56 thousand and $41 thousand at December 31, 2011 and 2010, respectively.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 – Investments
All investments are directed by participants and held by the Plan’s trustee. Participants were permitted to invest in one or more of the following investments during 2011:

(i)	certain investment funds sponsored by the Wells Fargo Bank, NA group of companies:
Wells Fargo Stable Return (G) Fund
Wells Fargo S&P 500 Index (G) Fund
Wells Fargo International Equity Index (G) Fund;
(ii)	certain investment funds sponsored by the Janus group of companies:
Perkins Small Cap Value (I) Fund
Janus Overseas (I) Fund;
(iii)	a certain investment fund sponsored by the PIMCO Funds group of companies:
PIMCO Total Return (I) Fund;
(iv)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:
Dreyfus Appreciation Fund;
(v)	a certain investment fund sponsored by the American Funds group of companies:
American Funds Growth Fund of America (R6);
(vi)	a certain investment fund sponsored by the Van Kempen group of companies:
Invesco Van Kampen Equity and Income (I) Fund;
(vii)	a certain investment fund sponsored by the Goldman Sachs group of companies:
Goldman Sachs Mid Cap Value (I) Fund;
(viii)	a certain investment fund sponsored by the Hotchkis and Wiley group of companies:
Hotchkis and Wiley Large Cap Value (I) Fund;
(ix)	a certain investment fund sponsored by the Mangers Investment group of companies:
Managers Cadence Mid Cap (I) Fund;
(x)	a certain investment fund sponsored by the Baron Assets group of companies:
Baron Small Cap (I) Fund;
(xi)	certain investment funds sponsored by The Vanguard group of companies:
Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2050 Fund; and
(xii)	the Kemper Employee Stock Ownership Plan Fund ("the Kemper ESOP Fund") (formerly known as the Unitrin ESOP Fund).
In addition to its investment in Kemper Corporation common stock, the Kemper ESOP Fund had investments of $173 thousand and $450 thousand in the Wells Fargo Short-term Investment Fund G at December 31, 2011 and 2010, respectively. The Wells Fargo Short-term Investment Fund G is used to provide liquidity for the Kemper ESOP Fund. The Wells Fargo Short-term Investment Fund G is not an investment option for participants.

Note 3 – Investments (continued)
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2011 were:

(Dollars in Thousands)	Party-in- Interest	Amount
Wells Fargo Stable Return (G) Fund	*	$71,703
PIMCO Total Return (I) Fund		28,959
Janus Overseas (I) Fund		19,817
Dreyfus Appreciation Fund	*	19,085
Wells Fargo S&P 500 Index (G) Fund	*	17,852
Kemper ESOP Fund	*	16,517
American Funds Growth Fund of America (R6)		15,556
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2010 were:

(Dollars in Thousands)	Party-in Interest	Amount
Wells Fargo Stable Return (G) Fund	*	$66,263
Janus Overseas (I) Fund		34,309
PIMCO Total Return (I) Fund		28,911
Dreyfus Appreciation Fund	*	18,035
American Funds Growth Fund of America (R6)		17,644
Wells Fargo S&P 500 Index (G) Fund	*	17,338
Perkins Small Cap Value (I) Fund		15,425
Unitrin ESOP Fund	*	15,363

Note 3 – Investments (continued)
During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

(Dollars in Thousands)	Party-in- Interest	Amount
Janus Overseas (I) Fund		$(9,992)
Perkins Small Cap Value (I) Fund		(1,097)
American Funds Growth Fund of America (R6)		(957)
Goldman Sachs Mid Cap Value (I) Fund		(663)
Hotchkis and Wiley Large Cap Value (I) Fund		(629)
Invesco Van Kampen Equity and Income (I) Fund		(404)
Vanguard Target Retirement 2040 Fund		(279)
Vanguard Target Retirement 2030 Fund		(254)
Wells Fargo International Equity Index (G) Fund	*	(223)
Managers Cadence Mid Cap (I) Fund		(173)
Vanguard Target Retirement 2020 Fund		(149)
Baron Small Cap (I) Fund		(128)
Vanguard Target Retirement 2050 Fund		(51)
Vanguard Target Retirement 2010 Fund		14
Vanguard Target Retirement Income Fund		24
PIMCO Total Return (I) Fund		32
Wells Fargo S&P 500 Index (G) Fund	*	364
Dreyfus Appreciation Fund	*	1,061
Wells Fargo Stable Return (G) Fund	*	1,631
Kemper ESOP Fund	*	2,879
Net Depreciation of Investments		$(8,994)
Each party known to be a party-in-interest to the Plan has been identified with an asterisk in the three preceding tables. Additional information, including investment strategies, pertaining to the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 – Fair Value Measurements
The Plan uses a hierarchical framework that prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
Level 1 – Quoted prices in an active market for identical assets or liabilities;
Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
Level 3 – Assets and liabilities whose significant value drivers are unobservable.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The Plan is not permitted to adjust quoted market prices in an active market, even if the Plan owns a large investment, the sale of which could reasonably impact the quoted price.
The valuation of assets measured at fair value at December 31, 2011 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$71,703	$—	$71,703
Large Cap Stock	—	17,852	—	17,852
International	—	1,635	—	1,635
Mutual Fund Shares:			—
Large Cap Stock	43,263	—	—	43,263
Small/Mid Cap Stock	36,094	—	—	36,094
International	19,817	—	—	19,817
Balanced	37,184	—	—	37,184
Fixed Income	28,959	—	—	28,959
Kemper ESOP Fund	16,517	—	—	16,517
Total Investments at Fair Value	$181,834	$91,190	$—	$273,024

Note 4 – Fair Value Measurements (continued)
The valuation of assets measured at fair value at December 31, 2010 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$66,263	$—	$66,263
Large Cap Stock	—	17,338	—	17,338
International	—	1,723	—	1,723
Mutual Fund Shares:			—
Large Cap Stock	45,114	—	—	45,114
Small/Mid Cap Stock	37,706	—	—	37,706
International	34,309	—	—	34,309
Balanced	33,022	—	—	33,022
Fixed Income	28,911	—	—	28,911
Unitrin ESOP Fund	15,363	—	—	15,363
Total Investments at Fair Value	$194,425	$85,324	$—	$279,749
There were no transfers between levels in either 2011 or 2010.
Note 5 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. On January 29, 2008, the Plan filed for a new determination letter with the Internal Revenue Service ("IRS"). In connection with such filing, the Plan received a favorable determination letter dated February 19, 2010 from the IRS. The Plan has been amended since the filing for such determination letter. The Company believes that the Plan, as amended since such filing, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes or uncertain tax positions have been included in the accompanying financial statements. The tax statute of limitations related to the Plan is open for the five years ended December 31, 2011.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.
Although the IRS has not indicated that any of the Plan's tax returns are under examination, the 2010 and 2009 tax returns for Kemper Corporation are currently under examination. Such examination may also result in the examination of the Plan's tax returns for those same years.

Note 6 – Related Parties
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.
One of Kemper's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, which is an investment option in the Plan.
At December 31, 2011 and 2010, the Kemper ESOP Fund held 554,300 shares and 607,014 shares of Kemper common stock, respectively, at aggregate fair values of $16.2 million and $14.9 million, respectively. The Plan recorded dividends of $0.6 million from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2011.
Note 7 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2011 and 2010.

(Dollars in Thousands)	December 31, 2011	December 31, 2010
Net Assets Available for Benefits per the Financial Statements	$280,557	$286,652
Plus Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	1,817	1,426
Total Assets per the Form 5500	282,374	288,078
Minus Liability for Unpaid Benefits per the Form 5500	(21)	(62)
Net Assets per the Form 5500	$282,353	$288,016
The following is a reconciliation of Decrease in Net Assets Available for Benefits per the Financial Statements to Net Loss per the Form 5500 for the year ended December 31, 2011.

(Dollars in Thousands)
Decrease in Net Assets Available for Benefits per the Financial Statements	$(6,095)
Plus:
Change in the Liability for Unpaid Benefits per the Form 5500	41
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	391
Total Net Loss per the Form 5500	$(5,663)

Kemper Corporation 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2011
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return (G) Fund	Collective Trust	$71,703
	PIMCO Total Return (I) Fund	Mutual Fund Shares	28,959
	Janus Overseas (I) Fund	Mutual Fund Shares	19,817
*	Dreyfus Appreciation Fund	Mutual Fund Shares	19,085
*	Wells Fargo S&P 500 Index (G) Fund	Collective Trust	17,852
*	Kemper ESOP Fund	Common Stock	16,517
	American Funds Growth Fund of America (R6)	Mutual Fund Shares	15,556
	Perkins Small Cap Value (I) Fund	Mutual Fund Shares	14,082
	Invesco Van Kampen Equity and Income (I) Fund	Mutual Fund Shares	11,814
	Managers Cadence Mid Cap (I) Fund	Mutual Fund Shares	9,030
	Hotchkis and Wiley Large Cap Value (I) Fund	Mutual Fund Shares	8,622
	Goldman Sachs Mid Cap Value (I) Fund	Mutual Fund Shares	8,283
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	7,639
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	6,883
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	5,633
	Baron Small Cap (I) Fund	Mutual Fund Shares	4,699
	Vanguard Target Retirement 2010 Fund	Mutual Fund Shares	2,839
*	Wells Fargo International Equity Index (G) Fund	Collective Trust	1,635
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	1,250
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	1,126
	Total Investments Reported in the Financial Statements		273,024
*	Notes Receivable from Participants**	Participant Loans (Maturing 2012 - 2017 at Interest Rates of 4.25% - 9.50%)	8,802
	Total Investments Reported in the 5500		$281,826

*	This party is known to be a party-in-interest to the Plan.
**	Net of $91 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) SAVINGS PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Vice President

June 20, 2012